Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	March 1, 2010
TSX: SVM

SILVERCORP REPORTS PROVEN & PROBABLE RESERVES ESTIMATE AT YING MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – March 1, 2010 – Silvercorp Metals Inc. (the “Company”) is pleased to report the results of a new Technical Report updating the resources and reserves at its silver-lead-zinc projects in the Ying Mining District in Henan Province, China. The report is the first to establish Proven and Probable reserves at the district of 63.4 million ounces of silver, 384,837 tonnes of lead and 117,559 tonnes of zinc. Inclusive of the mineral reserves, the updated in-situ mineral resource estimate at the district is 69.0 million ounces of silver, 419,332 tonnes of lead and 128,038 tonnes of zinc in the Measured & Indicated categories and an additional 87.7 million ounces of silver, 585,404 tonnes of lead and 185,238 tonnes of zinc in the Inferred category.

The National Instrument (“NI”) 43-101 Technical Update Report dated February 26, 2010 (the "Resource and Reserve Report”) was prepared by Chris Broili, C.P. Geo. & L.P. Geo., and Mel Klohn, L.P. Geo., of BK Exploration Associates (both independent Qualified Persons); and Wenchang Ni, P.Eng., a Qualified Person and the engineer responsible for the reserve calculation. The Resource and Reserve Report will be made available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca.

Mineral Reserve Estimates

The mineral reserve estimates were established through the use of geological and mining data collected up to November 30, 2009. The reserve table from the Resource and Reserve Report appears below:

Ying Mining District – Mineral Reserves

The parameters used in the reserve calculation are listed in the table below. The silver equivalent and silver equivalent cut-off grades for the reserve calculation were determined using an economic model which includes average metal sales prices for the last three years; actual mill metal recoveries adjusted for direct shipping ore; and operational costs, mining dilution and mining recovery rates in 2009.

Parameters Used in Reserve Calculation

Items	Units	SGX	HZG	HPG	TLP, LM
Ag Price	US$/oz	13.42	13.42	13.42	13.42
Pb Price	US$/lb	0.97	0.97	0.97	0.97
Zn Price	US$/lb	1.02	1.02	1.02	1.02
Resource Tax	%	2.00	2.00	2.00	2.00
Mining Cost	US$/t	41.00	41.00	32.00	29.00
Sustaining Capital	US$/t	5.00	5.00	5.00	5.00
Hauling Cost	US$/t	3.50	3.50	3.50	3.00
Milling Cost	US$/t	10.00	10.00	10.00	8.27
G&A Cost	US$/t	4.00	4.00	4.00	0.83
Ag Milling	%	92.5	90.0	86.0	88.0
Pb Milling	%	96.5	88.0	93.5	90.0
Zn Milling	%	80.0	80.0	80.0	80.0
Cutoff Grade	Ag. Equiv.(g/t)	159.0	159.0	143.0	114.0

Mineral Resource Estimates

The technical report also presents updated Mineral Resources for Silvercorp’s Ying District projects. The estimated “Measured” and “Indicated” mineral resources tabled below are inclusive of mineral reserves.

Ying Mining District - Measured & Indicated Mineral Resources
(Inclusive of Mineral Reserves)

Ying Mining District - Inferred Mineral Resources

Chris Broili, C.P. Geo. & L.P. Geo., Mel Klohn, L.P. Geo., and Wenchang Ni, P. Eng., Qualified Persons as defined by NI 43-101, have reviewed and consented to this press release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.

Cautionary Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Forward-looking statements or information, including statements relating to future exploration plans and exploration potential are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, discrepancies between actual and estimated reserves and resources, and between actual and estimated metallurgical recoveries; speculative nature of mineral exploration; dilution; as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. The estimation of Measured resources and Indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. The estimation of Inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred mineral resources exist, are economically minable, or will be upgraded into Measured or Indicated mineral resources.